SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)
________________________

Handy & Harman Ltd.
(Name of Subject Company)
________________________

Handy & Harman Ltd.
(Names of Filing Persons - Offeror)
________________________

Common Stock, Par Value $0.01
(Title of Class of Securities)
________________________

410315105
(CUSIP Number of Class of Securities)
________________________

James F. McCabe, Jr.
Senior Vice President and Chief Financial Officer
1133 Westchester Avenue, Suite N 222,
White Plains, New York 10604
(914) 461-1300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300
________________________

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$60,000,000	$7,728

(1)           The transaction value is estimated only for purposes of calculating the filing fee.  The transaction value was calculated assuming that $60 million in value of shares of common stock, par value $0.01 per share of Handy & Harman Ltd. will be purchased at the tender offer price of $26.00 per share.

(2)           The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $7,728

Form or Registration No.:  Schedule TO-I

Filing Party:  Handy & Harman Ltd.

Date Filed:  August 7, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2014 (as amended, the “Schedule TO”), relating to the offer (as amended or supplemented, the “Offer”) by Handy & Harman Ltd., a Delaware corporation (the “Company”), to purchase up to $60 million in value of shares of its common stock, $0.01 par value per share (the “Common Stock”). The Offer is being made upon the terms and subject to the conditions in the Offer to Purchase, dated August 7, 2014 (the “Original Offer to Purchase”), as supplemented and amended by the Supplement to the Offer to Purchase, dated August 21, 2014 (the “Supplement” and together with the Original Offer to Purchase, the “Offer to Purchase”), and the related Amended Letter of Transmittal.

This Amendment to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the Amended Letter of Transmittal is incorporated by reference in the Schedule TO to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. The Offer is scheduled to expire at 5:00 P.M., Eastern Time, on September 5, 2014, or such later date to which the Company may extend the Offer. Unless otherwise indicated, all references to “shares” are to the Company’s shares of Common Stock.

Item 7.	SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Section 9 of the Offer to Purchase and Item 7 of the Schedule TO are hereby amended and supplemented with the following:

On August 29, 2014, Handy & Harman Group Ltd. (“HNH Group”), a wholly-owned subsidiary of Handy & Harman Ltd. (the “Company”), and certain subsidiaries of HNH Group, entered into an amended and restated credit agreement (the “Restated Credit Facility”) with PNC Bank, National Association, in its capacities as administrative agent and collateral agent for the lenders thereunder (the “Agent”), which amends and restates the Credit Agreement, dated as of November 8, 2012, as amended, by and between HNH Group, together with certain of its subsidiaries, and the Agent, as administrative agent for the lenders thereunder (the “Prior Facility”).  The Restated Credit Facility provides for an up to $365 million senior secured revolving credit facility, which may be increased by up to $50 million under certain circumstances, including a $20 million sublimit for the issuance of letters of credit and a $20 million sublimit for the issuance of swing loans, to HNH Group.

Approximately $149 million of the proceeds of borrowings under the Restated Credit Facility were used to refinance the term loans under the Prior Facility, including all accrued and unpaid interest thereon, and pay fees and expenses in connection with the transactions and $8 million of the proceeds of borrowings under the Restated Credit Facility were used to pay distributions to the Company.  The remainder of the available borrowings under the Restated Credit Facility may be used for general corporate purposes, letters of credit, capital expenditures and permitted acquisitions, subject to the terms and conditions of the Restated Credit Facility.

The amounts outstanding under the Restated Credit Facility bear interest, at H&H Group’s option, at either LIBOR plus applicable margins of between 1.75% and 2.75%, or at the U.S. base rate (currently, the prime rate) plus 0.75% to 1.75%.  The applicable margins for the Restated Credit Facility are dependent on HNH Group’s quarterly Leverage Ratio as of the end of the prior quarter, as that term is defined in the agreement.  As of the date hereof, the Restated Credit Facility bears interest on the principal amount thereof at a rate of LIBOR plus 2.50% per annum.  The Restated Credit Facility provides for a commitment fee to be paid on unused borrowings. All amounts outstanding under the Restated Credit Facility are due and payable in full on August 29, 2019.

Obligations under the Restated Credit Facility are collateralized by first priority security interests in and liens upon substantially all present and future assets of HNH Group and substantially all of its subsidiaries.  The Restated Credit Facility restricts H&H Group’s ability to transfer cash or other assets to HNH, subject to certain exceptions including required pension payments to the WHX Corporation Pension Plan and an up to $8 million onetime distributions described above.  The Restated Credit Facility is subject to certain mandatory prepayment provisions and restrictive and financial covenants (including a maximum ratio limit on Total Leverage, a minimum ratio limit on Fixed Charge Coverage and a minimum Liquidity level, as such terms are defined) as well as customary events of default.   The Company was in compliance with all debt covenants under the Restated Credit Facility as of August 29, 2014.

On August 29, 2014, contemporaneously with the execution and delivery of the Restated Credit Facility, the Credit Agreement, dated as of June 3, 2014, by and between WHX CS Corp. (“WHX CS”), another wholly owned subsidiary of the Company, and the Agent was terminated in accordance with the terms thereof and all outstanding amounts thereunder were repaid.  WHX CS incurred no material early termination penalties in connection with the termination of the agreement.

Item 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(b)(7)
Amended and Restated Credit Agreement, as amended, dated as of August 29, 2014, by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank, N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HANDY & HARMAN LTD.

By:	/s/ James F. McCabe, Jr.
Name:	James F. McCabe, Jr.
Title:	Senior Vice President and Chief Financial Officer

Date: August 29, 2014

Exhibit Index

Exhibit			Description

(a)	(1)	(A)	Offer to Purchase for Cash, dated August 7, 2014.*
		(B)	Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).*
		(C)	Notice of Guaranteed Delivery.*
		(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
		(E)	Form of Letter to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Their Clients.*
		(F)	Supplement to the Offer to Purchase, dated August 21, 2014.***
		(G)	Form of Amended Letter of Transmittal.***
		(H)	Amended Notice of Guaranteed Delivery.***
		(I)	Supplemental Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.***
		(J)	Supplemental Letter to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Their Clients.***
(a)	(5)	(A)	Press Release, dated August 6, 2014 (Incorporated by reference to the Schedule TO-C filed by the Company on August 7, 2014).
	(5)	(B)	Press Release, dated August 19, 2014.**
(b)	(1)
Credit Agreement, dated as of November 8, 2012, by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 10-K filed on February 28, 2013).

(2)
First Amendment to Credit Agreement by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders, dated as of April 26, 2013 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 29, 2013).

(3)
Second Amendment to Credit Agreement by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders, dated as of September 13, 2013 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 13, 2013).

(4)
Third Amendment to Credit Agreement by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders, dated as of August 5, 2014 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 6, 2014).

(5)
Credit Agreement, dated as of June 3, 2014, by and among WHX CS Corp., the other entities joined as borrowers thereunder from time to time, the lenders party thereunder and PNC Bank, National Association, in its capacity as administrative agent for the lenders thereunder (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on June 4, 2014).

(6)
Pledge Agreement, dated as of June 3, 2014, by WHX CS Corp. in favor of PNC Bank, National Association, as agent for the benefit of the lenders (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on June 4, 2014).

(7)
Amended and Restated Credit Agreement, dated as of August 29, 2014, by and among H&H Group, certain of its subsidiaries as guarantors, PNC Bank, N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 2, 2014).

(d)	(1)	2007 Incentive Stock Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 28, 2013).
(2)
Employment Agreement by and between Handy & Harman and Jeffrey A. Svoboda, effective January 28, 2008 (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed March 31, 2009).

(3)
Amendment to Employment Agreement by and between Handy & Harman and Jeffrey A. Svoboda, effective January 1, 2009 (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(4)
Second Amendment to Employment Agreement by and between Handy & Harman and Jeffrey A. Svoboda, effective January 4, 2009 (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(5)
Incentive Agreement, dated July 6, 2007, by and between WHX Corporation and Warren G. Lichtenstein (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(6)
Amendment to Incentive Agreement, dated as of January 1, 2009, by and between WHX Corporation and Warren G. Lichtenstein (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(7)
Management Services Agreement, dated as of January 1, 2012, by and among the Company, Handy & Harman Group Ltd. and SP Corporate Services LLC (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed on March 15, 2012).

(8)
First Amendment to Management Services Agreement by and among the Company, Handy & Harman Group Ltd. and SP Corporate Services LLC, dated as of March 27, 2013 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 2, 2013).

(g)	None.
(h)	Not applicable.
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*        Previously filed with the Schedule TO on August 7, 2014.
**      Previously filed with the First Amendment to Schedule TO on August 19, 2014.
***    Previously filed with the Second Amendment to Schedule TO on August 21, 2014.